SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The GDL Fund
(Name of Issuer)

Series C Cumulative Puttable and Callable Preferred Shares ("Series C")
(Title of Class of Securities)

361570401
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_____________March 26, 2018____________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

 CUSIP No. 361570401
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management, Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,862 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,862 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,862 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.11%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 361570401
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 539 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 539 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 539 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 361570401
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 536 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 536 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 536 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 361570401
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) E3M 2016 LLC I.D. No. 81-4199633
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 225,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 225,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 225,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 8.57%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 361570401
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 361570401
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 361570401
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 361570401
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 40,553 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 40,553 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 40,553 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 1.55%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Series C Cumulative Puttable and Callable Preferred Shares of The GDL Fund (the "Issuer") , a Delaware trust with principal offices located at One Corporate Center, Rye, New York 10580.

Item 2. Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL"), ICTC Group, Inc. ("ICTC") and E3M 2016 LLC ("E3M 2016"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli & Company Investment Advisers, Inc. ("GCIA"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"),  E3M 2016, Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research, a wholly owned subsidiary of GCIA, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The Gabelli International Small Cap Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust, The Gabelli Go Anywhere Trust, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to the Gabelli Media Mogul NextShares, the Gabelli Food of All Nations NextShares, RBI NextShares, and The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, The TETON Westwood Mid-Cap Equity Fund, and The TETON Westwood Intermediate Bond Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
E3M 2016 is a limited liability company owned entirely by Mr. Gabelli, the initial manager of which is his wife, Regina Pitaro, and the other manager of which is Christopher Desmarais.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, AC, GCIA, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal offices at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062. E3M 2016 is a Delaware limited liability company having its principal place of business as One North Broadway, White Plains, New York 10601.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $13,474,500 to purchase the Securities reported as beneficially owned in Item 5.  GAMCO used approximately $143,100 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase Securities for such clients.  Mario Gabelli used approximately $2,027,650 of funds of a private entity to purchase the Securities reported by him.  E3M 2016 used approximately $11,250,000 of private funds to purchase the Securities reported by it.  Foundation used approximately $26,950 of working capital to purchase the  Securities reported by it.  MJG-Associates used approximately $26,800 of client funds of a private entity to purchase the additional Securities reported by it.

Item 4. Purpose of Transaction
                              On March 26, 2018, the GDL Fund announced the completion of a rights offering in which the GDL Fund issued rights to each Series B Cumulative Puttable and Callable Preferred shareholder of record as of February 14, 2018. Holders of the rights were entitled to purchase the Series C Preferred shares for one right plus $50.00 per each share.
                              Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
Certain of the Reporting Persons are engaged in the business of securities analysis and investment. These persons and certain of their Affiliates engaged in such business, analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the such persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the such person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
Each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer
 (a) The aggregate number of Securities to which this Schedule 13D relates is 269,490 Series C Shares representing 10.27% of the 2,624,025 shares outstanding as reported by the Issuer as of March 26, 2018. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Series B Preferred	% of Series B Preferred
Mario Gabelli E3M 2016 Foundation MJG-Associates GAMCO	40,553 225,000 539 536 2,862	1.55% 8.57% 0.02% 0.02% 0.11%

                Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(d) None.
(e) Not applicable.

Item 7. Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Powers of Attorney to David M. Goldman and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 29, 2018

GGCP, INC.
MARIO J. GABELLI
MJG ASSCOCIATE, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
Kevin Handwerker
General Counsel &Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
President & Chief Executive Officer – Associated Capital
Group, Inc.
President – GAMCO Asset Management Inc.

E3M 2016 LLC

By:/s/ Regina Pitaro
     Regina Pitaro
     Manager – E3M 2016 LLC

      Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner
E3M 2016 LLC Managers: Regina Pitaro Christopher Desmarais Members: Mario J. Gabelli

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Stephen G. Bondi Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Nicholas F. Galluccio Michael J. Mancuso Tiffany Hayden	See above Chief Financial Officer Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman of the Board
Frederic V. Salerno	See above
Officers:
Mario J. Gabelli Douglas R. Jamieson Francis J. Conroy Kevin Handwerker David Fitzgerald	Executive Chairman President and Chief Executive Officer Interim Chief Financial Officer Executive Vice President, General Counsel and Secretary Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Executive Vice President, General Counsel and Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity Maria Gigi	President Controller and Financial Operations Principal
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald Josephine D. LaFauci	Vice President Secretary Assistant Secretary Assistant Secretary Chief Compliance Officer

                               SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 SERIES C CUMULATIVE PUTTABLE AND CALLABLE PREFERRED STOCK – THE GDL FUND

          GABELLI FOUNDATION, INC.
                       3/27/18              339            50.0000
                       3/26/18              200            50.0000
          MJG ASSOCIATES, INC.
                       3/27/18              168            50.0000
                       3/26/18              100            50.0000
             GABELLI FUND, LDC
                       3/27/18              168            50.0000
                       3/26/18              100            50.0000
          MARIO J. GABELLI
                       3/27/18              507            50.0000
                       3/27/18              678            50.0000
                       3/27/18              168            50.0000
                       3/26/18              100            50.0000
                       3/26/18           39,100            50.0000
          E3M 2016, LLC
                       3/26/18          225,000            50.0000
          GAMCO ASSET MANAGEMENT INC.
                       3/27/18              212            50.0000
                       3/27/18              200            50.0000
                       3/26/18              200            50.0000
                       3/26/18            1,900            50.0000
                       3/26/18              225            50.0000
                       3/26/18              125            50.0000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(3) THE TRANSACTIONS ON 3/26/18 AND 3/27/18 ARE A RESULT OF THE RIGHTS
    OFFERING IN WHICH SERIES B PREFERRED SHAREHOLDERS COULD PURCHASE
    SERIES C PREFERRED SHARES FOR ONE RIGHT PLUS $50.00.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Series C Puttable and Callable Preferred Shares of The GDL Fund and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this March 29, 2018.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. MJG-IV LIMITED PARTNERSHIP By:/s/ David Goldman David Goldman Attorney-in-Fact
TETON ADVISORS, INC. GABELLI FUNDS, LLC By: /s/ David Goldman David Goldman General Counsel – Teton Advisors, Inc. & Gabelli Funds, LLC
GAMCO INVESTORS, INC. By:/s/ Kevin Handwerker Kevin Handwerker General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.
G.RESEARCH, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Executive Officer – Associated Capital Group,
       Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli & Company Investment Advisers, Inc.
     Secretary – G.research, Inc.